Filed Pursuant to Rule 424(b)(3)

Registration No. 333-164313

PHILLIPS EDISON – ARC SHOPPING CENTER REIT INC.

SUPPLEMENT NO. 1 DATED SEPTEMBER 17, 2010

TO THE PROSPECTUS DATED AUGUST 20, 2010

This document supplements, and should be read in conjunction with, our prospectus dated August 20, 2010 relating to our offering of 180,000,000 shares of common stock. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	the amendment of our advisory agreement;

•	the amendment of our charter;

•	an update to the table summarizing the operations of AFRT during the years ended December 31, 2006, 2005 and 2004;

•	an increase to the minimum Pennsylvania offering amount; and

•	updated financial statements, as disclosed in Appendix A.

Status of the Offering

We commenced our initial public offering on August 12, 2010, pursuant to which we are offering up to 150,000,000 shares of our common stock in a primary offering at $10.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our distribution reinvestment plan at $9.50 per share. On September 17, 2010, we raised $3,281,500, broke escrow and issued shares in this offering.

Fourth Amended and Restated Advisory Agreement

On September 17, 2010, we entered into a fourth amended and restated advisory agreement with American Realty Capital II Advisors, LLC, our advisor. The fourth amended and restated advisory agreement is the same as described in the prospectus, except for certain immaterial revisions and the following changes:

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Incentive Fees Payable after Termination of Our Advisor. Either party may terminate the fourth amended and restated advisory agreement without cause or penalty upon 60 days’ written notice. By “without penalty,” we mean that we can terminate our advisor without having to compensate our advisor for income lost as a result of the termination of the agreement. The fourth amended and restated advisory agreement does contain a provision to eliminate the possibility that we could terminate our advisor as a way to avoid having to pay the subordinated share of cash flows or the subordinated incentive fee. In lieu of payment of the subordinated termination fee provided for in the third amended and restated advisory agreement, the fourth amended and restated advisory agreement provides that the subordinated share of cash flows and the subordinated incentive fee shall remain payable to the advisor after termination of the agreement but only if the investor return thresholds for payment of such fees are ultimately satisfied. In addition, such fees will be reduced so that the advisor is only entitled to receive a pro-rated share of such fees in proportion to the amount of time the advisor served in that capacity in comparison to the life of our company.

•	AR Capital’s Board Observer Rights. Our AR Capital sponsor has agreed to forego any rights to observe board meetings in the event that AR Capital no longer has a representative on the board.

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Asset Management Fee. Our fourth amended and restated advisory agreement provided that the asset management fee was based on the cost of the asset, with cost including the expenses of the acquisition. Such expenses included the acquisition fee and any related debt financing fee paid to our advisor. Our advisor has agreed that the cost of the asset for purposes of the calculation of the asset management fee will exclude any fees paid to our Advisor Entities or any of their affiliates in connection with the acquisition.

•

Subordinated Incentive Fee. The back-end incentive fee payable upon listing is called the “subordinated incentive fee.” Under our fourth amended and restated advisory agreement, that fee was payable in the form of a promissory note, the terms of which were to be negotiated at the time of payment. Our advisor has agreed in the fourth amended and restated advisory agreement to accept a short-term interest free promissory note should our advisor be entitled to the subordinated incentive fee.

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Internalization. In the fourth amended and restated advisory agreement, our advisor has undertaken to not accept any consideration in connection with an internalization transaction. For example, we will not enter into a business combination with our Advisor Entities or their affiliates in order to acquire a portion of their business if affiliates of our Advisor Entities are entitled to consideration in connection with the transaction. For the avoidance of doubt, any compensation paid or payable by us to our employees in connection with their employment by us (which employees were formerly employed by our Advisor Entities or their affiliates) will not be deemed to be compensation or other remuneration in connection with any internalization transaction.

Amendment of Charter

On September 15, 2010, we amended our charter. The amendment effected the following material revisions to our charter:

•	Director Vacancies. Only our stockholders may fill vacancies created by expanding the size of our board of directors.

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Incentive Fees. An interest in gain from the sale of our assets shall not be payable to the Advisor Entities or any of their affiliates if it exceeds 15% of the balance of such net proceeds remaining after our investors receive an amount equal to 100% of their original investment, plus a 6% annual return on such investment. Previously, our charter merely provided that incentive fees had to be reasonable and that fees within the foregoing limit were presumptively reasonable. Note that our advisory agreement calls for incentive fees only after our investors have received a 7% annual return notwithstanding the more permissive charter requirement.

Three-Year Summary of Operations of AFRT

The following information replaces the material under “Prior Performance Summary—Private Investment Programs Sponsored by Nicholas S. Schorsch—Three-Year Summary of Operations of AFRT” concerning the three-year summary of operations of American Financial Realty Trust (AFRT).

The following table summarizes the operations of AFRT during the years ended December 31, 2006, 2005 and 2004 (amounts in thousands other than number of properties). Messrs. Schorsch and Kahane were at AFRT through August, 2006.

	December 31,
	2006	2005	2004
Total number of properties	1,148	1,107	959
Total real estate investments, at cost (1)	3,555,500	4,543,649	3,116,078
Total debt	2,437,533	3,318,684	2,726,360
Total stockholder’s equity	785,964	907,843	869,959
Leverage ratio (2)	68.6%	73.0%	87.5%

(1)	Inclusive of related lease intangible assets, real estate investments held-for-sale and acquisition costs.
(2)	Leverage ratio is defined as total debt (including unsecured note obligations) divided by total real estate investments, at cost.

Special Notice to Pennsylvania Investors

The prospectus provides that we will not sell any shares to Pennsylvania investors unless we raise a minimum of $50 million in gross offering proceeds (including sales made to residents of other jurisdictions). The Pennsylvania Securities Commission has requested that we increase this Pennsylvania minimum offering amount from $50 million to $75 million. Accordingly, we have increased the Pennsylvania minimum offering amount to $75 million. If we have not reached this $75 million threshold within 120 days of the date that we first accept a subscription payment from a Pennsylvania investor, we will notify Pennsylvania investors of their right to receive refunds. Amounts held in the Pennsylvania escrow account from Pennsylvania investors not requesting a refund will continue to be held for subsequent 120-day periods until we raise at least $75 million or until the end of the subsequent escrow periods.

Appendix A

Phillips Edison – ARC Shopping Center REIT Inc.

Consolidated Balance Sheets

June 30, 2010 (unaudited) and December 31, 2009

	(Unaudited) June 30, 2010	December 31, 2009
ASSETS
Cash and cash equivalents	$5,000	$200,000
Deferred offering costs	1,757,421	942,618

Total assets	$1,762,421	$1,142,618

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities and accrued expenses	$1,562,421	$942,618
Commitments and Contingencies (Note 6)	—	—
Stockholder’s equity:
Preferred stock, $0.01 par value per share, 10,000,000 shares authorized; zero shares issued and outstanding	—	—
Common stock, $0.01 par value per share, 1,000,000,000 shares authorized; 20,000 shares issued and outstanding	200	200
Additional paid-in capital	199,800	199,800

Total stockholder’s equity	$200,000	$200,000

Total liabilities and stockholder’s equity	$1,762,421	$1,142,618

The accompanying notes are an integral part of these consolidated balance sheets.

Phillips Edison—ARC Shopping Center REIT Inc.

Notes to Consolidated Balance Sheets

June 30, 2010 (unaudited) and December 31, 2009

1. ORGANIZATION

Phillips Edison—ARC Shopping Center REIT Inc. (the “Company”) was formed as a Maryland corporation on October 13, 2009 and intends to qualify as a real estate investment trust (“REIT”). Substantially all of the Company’s business is expected to be conducted through Phillips Edison—ARC Shopping Center Operating Partnership, L.P. (the “Operating Partnership”), a Delaware limited partnership formed on December 3, 2009. The Company is the sole limited partner of the Operating Partnership, and the Company’s wholly owned subsidiary, Phillips Edison Shopping Center OP GP LLC, is the sole general partner of the Operating Partnership. As the Company accepts subscriptions for shares in its continuous public offering, it will transfer all of the net proceeds of the offering to the Operating Partnership as a capital contribution in exchange for units of limited partnership interest; however, the Company is deemed to have made capital contributions in the amount of the gross offering proceeds received from investors.

The Company intends to offer to the public pursuant to a registration statement $1,785,000,000 in shares of common stock. The offer will be for $1,500,000,000 in shares offered to investors at a price of $10.00 per share, with discounts available for certain categories of purchasers, and $285,000,000 in shares offered to stockholders pursuant to a dividend reinvestment plan at a price of $9.50 per share (the “Offering”). The Company has the right to reallocate the shares of common stock offered between the primary offering and the dividend reinvestment plan.

The Company’s advisor is American Realty Capital II Advisors, LLC (the “Advisor”), a newly organized limited liability company that was formed in the State of Delaware on December 28, 2009 that is indirectly wholly owned by American Realty Capital II, LLC (“AR Capital sponsor”). Under the terms of the advisory agreement between the Advisor and the Company, the Advisor will ultimately be responsible for the management of the day-to-day activities of the Company and the implementation of its investment strategy. The Advisor has delegated most of its duties under the advisory agreement, including the management of the Company’s day-to-day operations and the Company’s portfolio of real estate assets, to Phillips Edison & Company NTR LLC (formerly known as Phillips Edison & Company SubAdvisor LLC) (the “Sub-advisor”), which is indirectly wholly owned by Phillips Edison Limited Partnership (“Phillips Edison sponsor”). Notwithstanding such delegation to the Sub-advisor, American Realty Capital II Advisors, LLC retains ultimate responsibility for the performance of all the matters entrusted to it under the advisory agreement.

The Company will invest primarily in necessity-based neighborhood and community shopping centers throughout the United States with a focus on well-located grocery-anchored shopping centers that are well occupied at the time of purchase and typically cost less than $20.0 million per property. In addition, the Company may invest in other retail properties including power and lifestyle shopping centers, multi-tenant shopping centers, free-standing single-tenant retail properties, and other real estate and real estate-related loans and securities depending on real estate market conditions and investment opportunities that it determines are in the best interests of its stockholders. The Company expects that retail properties primarily would underlie or secure the real estate-related loans and securities in which it may invest.

As of June 30, 2010 (unaudited) and December 31, 2009, the Company and the Operating Partnership have neither purchased nor contracted to purchase any assets, nor has the Advisor identified any assets in which there is a reasonable probability the Company and the Operating Partnership will invest.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying consolidated balance sheets of the Company include the accounts of Phillips Edison—ARC Shopping Center REIT Inc. and the Operating Partnership (over which the Company exercises financial and operating control). The balance sheets of the Operating Partnership are prepared using accounting policies consistent with the Company. All significant intercompany balances and transactions are eliminated upon consolidation.

Unaudited Interim Financial Statements—The consolidated balance sheet as of June 30, 2010 is unaudited. In the opinion of management, the unaudited consolidated balance sheet has been prepared on the same basis as the annual consolidated balance sheet and includes all adjustments necessary, all of which were of a normal nature, for a fair presentation of the consolidated balance sheet.

Use of Estimates—The preparation of the consolidated balance sheets in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated balance sheets and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents—The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value and may consist of investments in money market accounts. There are no restrictions on the use of the Company’s cash balances.

Organizational and Offering Costs—As of June 30, 2010, the Advisor has paid $75,000 in organization and offering expenses and the Sub-advisor has paid or is responsible for the remaining organization and offering expenses. The Sub-advisor will pay future organization and offering expenses on the Company’s behalf (excluding underwriting compensation) and is obligated to reimburse the Advisor and its affiliates for such organization and offering expenses that they incur (including reimbursements for third-party due diligence fees included in detailed and itemized invoices). The Company will reimburse on a monthly basis these costs (and the Company may pay some of them directly) but only to the extent that the reimbursement or payment would not exceed 1.5% of gross offering proceeds over the life of the offering. These offering expenses include all expenses (other than selling commissions and the dealer manager fee) incurred by or on behalf of the Company in connection with or in preparing the Company for registration of and subsequently offering and distributing its shares of common stock to the public, which may include expenses for printing, engraving and mailing; compensation of employees while engaged in sales activity; charges of transfer agents, registrars, trustees, escrow holders, depositaries and experts; and expenses of qualification of the sale of the securities under federal and state laws, including taxes and fees, accountants’ and attorneys’ fees and expenses. Costs associated with the offering are deferred and charged against the gross proceeds of the Offering upon closing. Under the terms of the advisory agreement, only upon the sale of at least $2.5 million of shares of common stock to the public, will the Company will be obligated to reimburse the Advisor or Sub-advisor or their respective affiliates for organization and offering costs. Future organizational costs will be expensed as incurred by the Company or by the Advisor, Sub-advisor or their respective affiliates on behalf of the Company.

Investment Property and Lease Intangibles—Real estate assets acquired directly by the Company will be stated at cost less accumulated depreciation. Depreciation will be computed using the straight-line method. The estimated useful lives for computing depreciation will generally be 5-7 years for furniture, fixtures and equipment, 15 years for land improvements and 30 years for buildings and building improvements. Tenant improvements will be amortized over the shorter of the respective lease term or the expected useful life of the asset. Major replacements that extend the useful life of the assets will be capitalized and maintenance and repair costs will be expensed as incurred.

Real estate assets will be reviewed for impairment if events or changes in circumstances indicate that the carrying amount of the individual property may not be recoverable. In such an event, a comparison will be made of the projected operating cash flows of each property on an undiscounted basis to the carrying amount of such property. Such carrying amount would be adjusted, if necessary, to estimated fair values to reflect impairment in the value of the asset.

Acquisitions of properties will be accounted for utilizing the acquisition method and, accordingly, the results of operations of acquired properties will be included in the Company’s results of operations from their respective dates of acquisition. Estimates of future cash flows and other valuation techniques that the Company believes are similar to those used by independent appraisers will be used to record the purchase of identifiable assets acquired and liabilities assumed such as land, buildings and improvements, equipment and identifiable intangible assets and liabilities such as amounts related to in-place leases, acquired above- and below-market leases, tenant relationships, asset retirement obligations, mortgage notes payable and any goodwill or gain on purchase. Values of buildings and improvements will be determined on an as if vacant basis. Initial valuations will be subject to change until such information is finalized, no later than 12 months from the acquisition date.

The estimated fair value of acquired in-place leases will be the costs the Company would have incurred to lease the properties to the occupancy level of the properties at the date of acquisition. Such estimates include the fair value of leasing commissions, legal costs and other direct costs that would be incurred to lease the properties to such occupancy levels. Additionally, the Company will evaluate the time period over which such occupancy levels would be achieved. Such evaluation will include an estimate of the net market-based rental revenues and net operating costs (primarily consisting of real estate taxes, insurance and utilities) that would be incurred during the lease-up period. Acquired in-place leases as of the date of acquisition will be amortized over the remaining lease terms.

Acquired above- and below-market lease values will be recorded based on the present value (using an interest rate that reflects the risks associated with the lease acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management’s estimate of the fair value lease rates for the corresponding in-place leases. The capitalized above- and below-market lease values will be amortized as adjustments to rental revenue over the remaining terms of the respective leases, which include periods covered by bargain renewal options. Should a tenant terminate its lease, the unamortized portion of the in-place lease value will be charged to amortization expense and the unamortized portion of above-and-below market lease value will be charged to rental revenue.

Acquired above- and below-market ground lease values will be recorded based on the difference between the present values (using an interest rate that reflects the risks associated with the lease acquired) of the contractual amounts to be paid pursuant to the ground leases and management’s estimate of the fair value of land under the ground leases. The capitalized above- and below-market lease values will be amortized as adjustments to ground lease expense over the lease term.

Management will estimate the fair value of assumed mortgage notes payable based upon indications of then-current market pricing for similar types of debt with similar maturities. Assumed mortgage notes payable will be initially recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the note’s outstanding principal balance will be amortized over the life of the mortgage note payable as an adjustment to interest expense.

Investments in Real Estate Loans—Investments in real estate loans will be recorded at cost, net of loan loss reserves, and reviewed for potential impairment at each balance sheet date. A loan receivable is considered impaired when it becomes probable, based on current information, that the Company will be unable to collect all amounts due according to the loan’s contractual terms. The amount of impairment, if any, would be measured by comparing the carrying amount of the loan receivable to the present value of the expected cash flows or the fair value of the collateral. If a loan was deemed to be impaired, the Company would record a reserve for loan losses through a charge to income for any shortfall.

The reserve for loan losses is a valuation allowance that will reflect management’s estimate of loan losses inherent in the loan portfolio as of the balance sheet date. The reserve will be increased through a charge to income and will be decreased by charge-offs to specific loans when losses are confirmed. The reserve for loan losses will include a portfolio-based component and an asset-specific component.

The asset-specific reserve component will relate to reserves for losses on loans considered impaired. The Company considers a loan to be impaired when, based upon current information and events, it believes that it is probable that the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. A reserve will be established when the present value of payments expected to be received, observable market prices, or the estimated fair value of the collateral (for loans that are dependent on the collateral for repayment) of an impaired loan is lower than the carrying value of that loan.

The portfolio-based reserve component will cover the pool of loans that do not have asset-specific reserves. A provision for loan losses will be recorded when available information as of each balance sheet date indicates that it is probable that the pool of loans will recognize a loss and the amount of the loss can be reasonably estimated. Required reserve balances for this pool of loans will be derived from estimated probabilities of default and estimated loss severities assuming a default occurs. On a quarterly basis, the Company’s management will assign estimated probabilities of default and loss severities to each loan in the portfolio based on factors such as the debt service coverage of the underlying collateral, the estimated fair value of the collateral, the significance of the borrower’s investment in the collateral, the financial condition of the borrower and/or its sponsors, the likelihood that the borrower and/or its sponsors would allow the loan to default, the Company’s willingness and ability to step in as owner in the event of default, and other pertinent factors.

Investment in Marketable Securities—A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to fair value. The impairment will be charged to earnings and a new cost basis for the security will be established. To determine whether an impairment is other-than-temporary, the Company will consider whether the Company has the ability and intent to hold the investment until a market price recovery and consider whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in. The Company will consider the following factors in evaluating its securities for impairments that are other than temporary:

•	declines in the REIT and overall stock market relative to the Company’s security positions;

•	the estimated net asset value (“NAV”) of the companies in which the Company invests relative to their current market prices;

•	future growth prospects and outlook for companies using analyst reports and company guidance, including dividend coverage, NAV estimates and growth in “funds from operations,” or “FFO”; and

•	duration of the decline in the value of the securities.

When the Company holds an other-than-temporarily impaired security that it does not intend to sell and where it is not more likely than not that the Company will be required to sell the security prior to the anticipated recovery of its amortized cost basis, the Company will separate the other-than-temporary impairment loss into a credit component and a component related to other factors (e.g., market fluctuations). The Company will calculate the credit component of the other-than-temporary impairment as the difference between the amortized cost basis of the security and the present value of its estimated cash flows discounted at the yield used to recognize interest income. The credit component will be charged to earnings and the component related to other factors will be recorded to other comprehensive income (loss).

Revenue Recognition—The Company will commence revenue recognition on its leases based on a number of factors. In most cases, revenue recognition under a lease will begin when the lessee takes possession of or controls the physical use of the leased asset. Generally, this will occur on the lease commencement date. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. If the Company is the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete.

If the Company concludes that it is not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset will be the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives which reduces revenue recognized over the term of the lease. In these circumstances, the Company will begin revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct their own improvements. The Company will consider a number of different factors to evaluate whether it or the lessee is the owner of the tenant improvements for accounting purposes. These factors include:

•	whether the lease stipulates how and on what a tenant improvement allowance may be spent;

•	whether the tenant or landlord retains legal title to the improvements;

•	the uniqueness of the improvements;

•	the expected economic life of the tenant improvements relative to the length of the lease; and

•	who constructs or directs the construction of the improvements.

The Company will recognize rental income on a straight-line basis over the term of each lease. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of accounts and rents receivable. Due to the impact of the straight-line basis, rental income generally will be greater than the cash collected in the early years and decreases in the later years of a lease. The Company’s policy for percentage rental income is to defer recognition of contingent rental income until the specified target (i.e., breakpoint) that triggers the contingent rental income is achieved. The Company periodically will review the collectability of outstanding receivables. Allowances will be taken for those balances that the Company deems to be uncollectible, including any amounts relating to straight-line rent receivables.

Reimbursements from tenants for recoverable real estate tax and operating expenses will be accrued as revenue in the period the applicable expenses are incurred. The Company will make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. The Company does not expect the actual results to differ from the estimated reimbursement.

The Company will recognize lease termination income if there is a signed termination letter agreement, all of the conditions of the agreement have been met, collectability is reasonably assured and the tenant is no longer occupying the property. Upon early lease termination, the Company will provide for losses related to unrecovered intangibles and other assets.

Income Taxes—The Company intends to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with the taxable year ending December 31, 2010, although such election may be postponed to the taxable year ending December 31, 2011. The Company’s qualification and taxation as a REIT depends on its ability, on a continuing basis, to meet certain organizational and operational qualification requirements imposed upon REITs by the Code. If the Company fails to qualify as a REIT for any reason in a taxable year, it will be subject to tax on its taxable income at regular corporate rates. The Company would not be able to deduct distributions paid to stockholders in any year in which it fails to qualify as a REIT. The Company will also be disqualified for the four taxable years following the year during which qualification was lost unless the Company is entitled to relief under specific statutory provisions.

Repurchase of Common Stock—The Company will offer a share repurchase program, which may allow certain stockholders to have their shares repurchased subject to approval and certain limitations and restrictions (see Note 3). The Company will account for those financial instruments that represent a mandatory obligation of the Company to repurchase shares as liabilities to be reported at settlement value.

Recent Accounting Pronouncements—In June 2009, the FASB issued a new accounting standard which will require more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures. This standard was effective for the Company as of January 1, 2010. The Company’s adoption of this new guidance did not have a material impact on its consolidated financial statements.

In June 2009, the FASB issued a new accounting standard that changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance. This standard was effective for the Company as of January 1, 2010. The Company’s adoption of this new guidance did not have a material impact on its consolidated financial statements.

3. STOCKHOLDER’S EQUITY

General—The Company has the authority to issue a total of 1,000,000,000 shares of common stock with a par value of $0.01 per share and 10,000,000 shares of preferred stock, $0.01 par value per share. As of June 30, 2010 (unaudited) and December 31, 2009, the Company has issued 20,000 shares of common stock to the Sub-advisor, in exchange for $200,000 in cash at a price of $10.00 per share. The holders of shares of the common stock are entitled to one vote per share on all matters voted on by stockholders, including election of the board of directors. Phillips Edison—ARC Shopping Center REIT Inc.’s charter does not provide for cumulative voting in the election of directors.

Dividend Reinvestment Plan—The Company has adopted a dividend reinvestment plan that will allow stockholders to have dividends and other distributions invested in additional shares of its common stock at a price equal to $9.50 per share. Stockholders who elect to participate in the dividend reinvestment plan, and who are subject to U.S. federal income taxation laws, will incur a tax liability on an amount equal to the fair value on the relevant distribution date of the shares of the Company’s common stock purchased with reinvested distributions, even though such stockholders have elected not to receive the distributions used to purchase those shares of common stock in cash.

Share Repurchase Program—The Company’s share repurchase program may provide a limited opportunity for stockholders to have shares of common stock repurchased, subject to certain restrictions and limitations, at a price equal to or at a discount from the purchase price paid for the shares being repurchased.

Only those stockholders who purchased their shares from the Company or received their shares from the Company (directly or indirectly) through one or more non-cash transactions may be able to participate in the share redemption program. In other words, once the Company’s shares are transferred for value by a stockholder, the transferee and all subsequent holders of the shares are not eligible to participate in the share redemption program.

The discount will vary based upon the length of time that the shares of the Company’s common stock subject to repurchase have been held. Unless the shares are being repurchased in connection with a stockholder’s death, “determination of incompetence” or “qualifying disability,” the prices at which the Company will repurchase shares are as follows:

•	the lower of $9.25 and 92.5% of the price paid to acquire the shares for stockholders who have held their shares for at least one year;

•	the lower of $9.50 and 95.0% of the price paid to acquire the shares for stockholders who have held their shares for at least two years;

•	the lower of $9.75 and 97.5% of the price paid to acquire the shares for stockholders who have held their shares for at least three years; and

•	the lower of $10.00 and 100% of the price paid to acquire the shares for stockholders who have held their shares for at least four years.

The cash available for redemption on any particular date will generally be limited to the proceeds from the distribution reinvestment plan during the period consisting of the preceding four fiscal quarters for which financial statements are available, less any cash already used for redemptions during the same period; however, subject to the limitations described above, the Company may use other sources of cash at the discretion of the board of directors.

Notwithstanding the above, once the Company establishes an estimated value per share of its common stock that is not based on the price to acquire a share in the primary offering or a follow-on public or private offering, the repurchase price per share for all stockholders would be equal to the estimated value per share, as determined by the Advisor or another firm chosen for that purpose.

Repurchases of shares of common stock will be made monthly upon written notice received by the Company at least five days prior to the end of the applicable month. Stockholders may withdraw their repurchase request at any time up to five business days prior to the repurchase date.

The board of directors may, in its sole discretion, amend, suspend or terminate the share repurchase program at any time. If the board of directors decides to amend, suspend or terminate the share repurchase program, stockholders will be provided with no less than 30 days’ written notice.

2010 Independent Director Stock Plan—The Company has adopted a long-term incentive plan that it will use to attract and retain qualified directors. The Company’s 2010 Independent Director Stock Plan (the “Independent Director Plan”) offers these individuals an opportunity to participate in the Company’s growth through awards of shares of restricted common stock subject to time-based vesting. The Company expects its conflicts committee to grant its independent directors an annual award of 2,500 shares of restricted stock.

The Company’s conflicts committee administers the Independent Director Plan, with sole authority to determine all of the terms and conditions of the awards. No awards will be granted under the Independent Director Plan if the grant or vesting of the awards would jeopardize the Company’s status as a REIT under the Internal Revenue Code or otherwise violate the ownership and transfer restrictions imposed under the Company’s charter. Unless otherwise determined by the Company’s board of directors, no award granted under the Independent Director Plan will be transferable except through the laws of descent and distribution.

The Company has authorized and reserved 200,000 shares for issuance under the Independent Director Plan. In the event of a transaction between the Company and its stockholders that causes the per share value of its common stock to change (including, without limitation, any stock dividend, stock split, spin-off, rights offering or large nonrecurring cash dividend), the share authorization limits under the Independent Director Plan will be adjusted proportionately and the Company’s board of directors will make such adjustments to the Independent Director Plan and awards as it deems necessary, in its sole discretion, to prevent dilution or enlargement of rights immediately resulting from such transaction. In the event of a stock split, a stock dividend or a combination or consolidation of the outstanding shares of common stock into a lesser number of shares, the authorization limits under the Independent Director Plan will automatically be adjusted proportionately and the shares then subject to each award will automatically be adjusted proportionately without any change in the aggregate purchase price.

Unless otherwise provided in an award certificate or any special plan document governing an award, upon the termination of a participant’s service due to death or disability, all time-based vesting restrictions on his or her outstanding shares of restricted stock will lapse as of the date of termination. Unless otherwise provided in an award certificate or any special plan document governing an award, upon the occurrence of a change in control of the Company, all time-based vesting restrictions on outstanding shares of restricted stock will lapse.

The Company’s conflicts committee may in its sole discretion at any time determine that all or a part of a director’s time-based vesting restrictions on all or a portion of a director’s outstanding shares of restricted stock will lapse, as of such date as the committee may, in its sole discretion, declare. The Company’s conflicts committee may discriminate among participants or among awards in exercising such discretion.

The Independent Director Plan will automatically expire on the tenth anniversary of the date on which it is approved by the Company’s board of directors and stockholders, unless extended or earlier terminated by the board of directors. The board of directors may terminate the Independent Director Plan at any time. The expiration or other termination of the Independent Director Plan will not, without the participants’ consent, have an adverse impact on any award that is outstanding at the time the Independent Director Plan expires or is terminated. The board of directors may amend the Independent Director Plan at any time, but no amendment will adversely affect any award without the participant’s consent and no amendment to the Independent Director Plan will be effective without the approval of the Company’s stockholders if such approval is required by any law, regulation or rule applicable to the Independent Director Plan.

4. RELATED-PARTY TRANSACTIONS

Advisory Agreement—Pursuant to the second amended and restated Advisory Agreement entered into on April 9, 2010, the Advisor is entitled to specified fees for certain services, including managing the Company’s day-to-day activities and implementing the Company’s investment strategy. The Advisor has entered into a sub-advisory agreement with the Sub-advisor, which will manage the Company’s day-to-day affairs and the Company’s portfolio of real estate investments, subject to the board’s supervision and certain major decisions requiring the consent of both the Advisor and Sub-advisor. The expenses to be reimbursed to the Advisor and Sub-advisor will be reimbursed in proportion to the amount of expenses incurred on the Company’s behalf by the Advisor and Sub-advisor, respectively.

Organization and Offering Costs —Under the terms of the Advisory Agreement, the Company will reimburse on a monthly basis the Advisor, the Sub-advisor or their respective affiliates for cumulative organization and offering costs and future organization and offering costs they may incur on the Company’s behalf but only to the extent that the reimbursement would not exceed 1.5% of gross offering proceeds over the life of the offering. As of June 30, 2010, the Company had incurred $1,757,421 of deferred offering costs, none of which shall become an obligation of the Company unless and until the Company raises $2.5 million in the Offering.

Acquisition Fee—The Company will pay the Advisor and the Sub-advisor an acquisition fee related to services provided in connection with the selection and purchase or origination of real estate and real estate-related investments. The acquisition fee will be equal to 1.0% of the cost of investments acquired or originated by the Company, including acquisition or origination expenses and any debt attributable to such investments.

Asset Management Fee—The Company will pay the Advisor and the Sub-advisor an asset management fee for the asset management services it provides pursuant to the advisory agreement with the Company. The asset management fee, payable quarterly in advance (based on assets held by the Company during the previous quarter) on January 1, April 1, July 1 and October 1, will be equal to 0.25% of the sum of the cost of all real estate and real estate-related investments the Company owns and of its investments in joint ventures, including acquisition and origination expenses and any debt attributable to such investments.

Financing Fee—The Company will pay the Advisor and the Sub-advisor a financing fee equal to a total of 0.75% of all amounts made available under any loan or line of credit.

Disposition Fee—For substantial assistance by the Advisor, Sub-advisor or any of their respective affiliates in connection with the sale of properties or other investments, the Company will pay the Advisor and the Sub-advisor a total of 2.0% of the contract sales price of each property or other investment sold. The conflicts committee will determine whether the Advisor, Sub-advisor or their respective affiliates have provided substantial assistance to the Company in connection with the sale of an asset. Substantial assistance in connection with the sale of a property includes the Advisor’s or Sub-advisor’s preparation of an investment package for the property (including an investment analysis, rent rolls, tenant information regarding credit, a property title report, an environmental report, a structural report and exhibits) or such other substantial services performed by the Advisor or Sub-advisor in connection with a sale. If a third-party broker is involved in the disposition and the Advisor has provided a substantial amount of services in connection with the sale of the assets, the Advisor may not receive more than one-half of the total brokerage commission paid. Moreover, the commission, when added to all other disposition fees paid to unaffiliated parties in connection with the sale, may not exceed a competitive real estate commission nor may it exceed 6.0% of the sales price of the property or other asset. To the extent this disposition fee is paid upon the sale of any assets other than real property, it will count against the limit on “total operating expenses” as set forth in the Company’s charter. However, if the Company sells an asset to an affiliate, the Company’s organizational documents prohibit it from paying the Advisor a disposition fee.

Subordinated Share of Cash Flows—After investors who have not redeemed their shares have received a return of their net capital contributions and an 7.0% per year cumulative, noncompounded return, the Advisor and the Sub-advisor will be entitled to receive a total of 15.0% of the Company’s net cash flows, whether from continuing operations, net sale proceeds or otherwise. This fee is payable only if the Company is not listed on an exchange.

Subordinated Incentive Fee—Upon the listing of the Company’s common stock on a national securities exchange, the Company will pay to the Advisor and the Sub-advisor a fee equal to a total of 15.0% of the amount by which (i) the market value of the outstanding stock plus distributions paid by the Company prior to listing to investors who have not redeemed their shares exceeds (ii) the sum of the total amount of capital raised from investors who have not redeemed their shares and the amount of cash flow necessary to generate a 7.0% per year cumulative, noncompounded return to those investors.

Property Manager—Some or all of the Company’s real properties are expected to be managed and leased by Phillips Edison & Company Ltd. (“Property Manager”), an affiliated property manager. The Property Manager is wholly owned by the Company’s Phillips Edison sponsor and was organized on September 15, 1999. The Property Manager manages real properties acquired by the Phillips Edison affiliates or other third parties.

The Company will pay to the Property Manager monthly property management fees equal to 4.5% of the monthly gross receipts from the properties managed by the Property Manager. The Company will reimburse the costs and expenses incurred by the Property Manager on its behalf, including legal, travel and other out-of-pocket expenses that are directly related to the management of specific properties, as well as fees and expenses of on-site personnel employed by the Property Manager and third-party service providers.

The Property Manager will hire, direct and establish policies for employees who will have direct responsibility for the operations of each real property it manages, which may include, but is not limited, to on-site managers and building and maintenance personnel. Certain employees of the Property Manager may be employed on a part-time basis and may also be employed by the Sub-advisor or certain of its affiliates. The Property Manager will also direct the purchase of equipment and supplies and will supervise all maintenance activity.

If the Company engages the Property Manager to provide leasing services with respect to a particular property, the Company will pay a leasing fee in an amount that is usual and customary for comparable services rendered in the geographic market of the property.

If the Company engages the Property Manager to provide construction management services with respect to a particular property, the Company will pay a construction management fee in an amount that is usual and customary for comparable services rendered to similar projects in the geographic market of the property.

Dealer Manager—The Company’s current dealer manager is Realty Capital Securities, LLC (“Dealer Manager”). The Dealer Manager is a member firm of the Financial Industry Regulatory Authority (FINRA) and was organized on August 29, 2007. The Dealer Manager is indirectly wholly owned by the Company’s AR Capital sponsor and will provide certain sales, promotional and marketing services in connection with the distribution of the shares of common stock offered. Excluding shares sold pursuant to the “friends and family” program, the dividend reinvestment program or discounts available for certain categories of purchasers, the Dealer Manager will generally be paid a sales commission equal to 7.0% of the gross proceeds from the sale of shares of the common stock sold in the primary offering and a dealer manager fee equal to 3.0% of the gross proceeds from the sale of shares of the common stock sold in the primary offering.

Share Purchases by Sub-advisor—The Sub-advisor has agreed to purchase on a monthly basis sufficient shares sold in the Company’s initial public offering such that the total shares owned by the Sub-advisor is equal to at least 0.1% of the Company’s outstanding shares (ignoring shares issued after the commencement of, and outside of, the initial public offering) at the end of each immediately preceding month. The Sub-advisor will purchase shares at a purchase price of $9.00 per share, reflecting no dealer manager fee or selling commissions being paid on such shares. The Sub-advisor may not sell any of these shares while serving as the Sub-advisor.

5. ECONOMIC DEPENDENCY

The Company will be dependent on the Advisor, Sub-advisor and their respective affiliates, and the Property Manager for certain services that are essential to the Company, including the sale of the Company’s shares of common stock, asset acquisition and disposition services, and other general and administrative responsibilities. In the event that the Advisor, Sub-advisor or the Property Manager are unable to provide such services, the Company would be required to find alternative service providers.

6. COMMITMENTS AND CONTINGENCIES

The Company is not subject to any material litigation nor, to management’s knowledge, is any material litigation threatened against the Company.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events in conjunction with the preparation of its consolidated financial statements. The Company has the following subsequent events to report:

On July 1, 2010, the Company entered into the third amended and restated Advisory Agreement with the Advisor and Sub-advisor. On September 17, 2010, the Company entered into the fourth amended and restated Advisory Agreement with the Advisor and Sub-advisor. Among other things, the amendments provide that (i) the cost of assets on which the asset management fee is calculated will not include fees paid to the Advisor or Sub-advisor or any of their affiliates in connection with the acquisition; (ii) in lieu of the payment of the subordinated termination fee upon termination of the Advisory Agreement, the back-end incentive fees ( the subordinated share of cash flows and the subordinated incentive fee) shall be payable after termination of the agreement and only when the investors first realize the stipulated minimum return and shall be reduced based on the length of time that the

Advisor served in that capacity; and (iii) the Company has no obligation to reimburse certain organization and offering expenses that are to be paid by the Dealer Manager out of its dealer manager fee.

On August 11, 2010, the Company’s sole stockholder approved the 2010 Long-Term Incentive Plan. The incentive plan is intended to attract and retain officers and advisors and consultants (including key employees thereof) considered essential to the Company’s long-range success by offering these individuals an opportunity to participate in the Company’s growth through awards in the form of, or based on, our common stock. The Company has reserved an aggregate number of 9,000,000 shares for issuance pursuant to awards granted under the incentive plan. The plan will be administered by the conflicts committee.

On August 12, 2010, the Company commenced its offering and on September 15, 2010, the Company broke escrow. Through September 17, 2010, the Company has raised $3,281,500 in gross offering proceeds.